UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                               NuWay Medical, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.00067 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   67071A 10 0
             ------------------------------------------------------
                                 (CUSIP Number)

                                 Dennis Calvert
                       23461 South Pointe Drive, Suite 200
                         Laguna Hills, California 92653

                                 with a copy to:

                             John R. Browning, Esq.
                       23461 South Pointe Drive, Suite 200
                         Laguna Hills, California 92653
                                 (949) 770-8600
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 16, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------- --------------------------------------------------------------------------------------------------- ---------
1        Name of Reporting Persons:  Dennis Calvert
         I.R.S. Identification No. of Above Persons (entities only)


-------- --------------------------------------------------------------------------------------------------- ---------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                        (a)  |_|
                                                                                                        (b)  |_|

-------- --------------------------------------------------------------------------------------------------- ---------
3        SEC USE ONLY

-------- --------------------------------------------------------------------------------------------------- ---------
4        Source of Funds (See Instructions)
         OO

-------- --------------------------------------------------------------------------------------------------- ---------
5        Check if Disclosure of Legal Proceedings is Required                                                |_|
         Pursuant to Items 2(d) or 2(e)

-------- --------------------------------------------------------------------------------------------------- ---------
6        Citizenship or Place of Organization
         United States of America

---------------------------------------------- -------- ---------------------------------------------------- ---------
                  Number of                    7        Sole Voting Power
                    Shares                              4,782,107
                 Beneficially
                Owned by Each                  -------- ---------------------------------------------------- ---------
                  Reporting                    8        Shared Voting Power
                 Person with                            33,841,966(1)

                                               -------- ---------------------------------------------------- ---------
                                               9        Sole Dispositive Power
                                                        4,782,107
                                               -------- ---------------------------------------------------- ---------
                                               10       Shared Dispositive Power
                                                        33,841,966(1)
-------- --------------------------------------------------------------------------------------------------- ---------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,624,073

-------- --------------------------------------------------------------------------------------------------- ---------
12       Check Box if the Aggregate Amount in Row (11) Excludes                                              |_|
         Certain Shares (See Instructions)

-------- --------------------------------------------------------------------------------------------------- ---------
13       Percent of Class Represented by Amount in Row (11)
         55.5%

-------- --------------------------------------------------------------------------------------------------- ---------
14       Type of Reporting Person (See Instructions)
         IN

-------- --------------------------------------------------------------------------------------------------- ---------


(1) Represents shares issuable upon conversion of a promissory note (including accrued interest thereon) of the Issuer held by an affiliate of the Reporting Person. Conversion of the note is conditioned upon receipt of approval of the Issuer's stockholders. Number of shares assumes conversion occurs as of December 9, 2003.





-------- --------------------------------------------------------------------------------------------------- ---------
1        Name of Reporting Persons:  New Millennium Capital Partners LLC
         I.R.S. Identification No. of Above Persons (entities only):  33-0954238


-------- --------------------------------------------------------------------------------------------------- ---------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                        (a)  |_|
                                                                                                        (b)  |_|

-------- --------------------------------------------------------------------------------------------------- ---------
3        SEC USE ONLY

-------- --------------------------------------------------------------------------------------------------- ---------
4        Source of Funds (See Instructions)
         OO

-------- --------------------------------------------------------------------------------------------------- ---------
5        Check if Disclosure of Legal Proceedings is Required                                                |_|
         Pursuant to Items 2(d) or 2(e)

-------- --------------------------------------------------------------------------------------------------- ---------
6        Citizenship or Place of Organization
         Nevada

-------- --------------------------------------------------------------------------------------------------- ---------
                  Number of                    7        Sole Voting Power
                    Shares                              - 0 -
                 Beneficially
                Owned by Each                  -------- ---------------------------------------------------- ---------
                  Reporting                    8        Shared Voting Power
                 Person with                            33,841,966(1)

                                               -------- ---------------------------------------------------- ---------
                                               9        Sole Dispositive Power
                                                        - 0 -

                                               -------- ---------------------------------------------------- ---------
                                               10       Shared Dispositive Power
                                                        33,841,966(1)
-------- --------------------------------------------------------------------------------------------------- ---------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         33,841,966(1)

-------- --------------------------------------------------------------------------------------------------- ---------
12       Check Box if the Aggregate Amount in Row (11) Excludes                                              |_|
         Certain Shares (See Instructions)

-------- --------------------------------------------------------------------------------------------------- ---------
13       Percent of Class Represented by Amount in Row (11)
         47.8%

-------- --------------------------------------------------------------------------------------------------- ---------
14       Type of Reporting Person (See Instructions)
         OO

-------- --------------------------------------------------------------------------------------------------- ---------


(1) Represents shares issuable upon conversion of a promissory note (including accrued interest thereon) of the Issuer held by the Reporting Person. Conversion of the note is conditioned upon receipt of approval of the Issuer's stockholders. Number of shares assumes conversion occurs as of December 9, 2003.

-------- --------------------------------------------------------------------------------------------------- ---------
1        Name of Reporting Persons:  Suzanne Calvert
         I.R.S. Identification No. of Above Persons (entities only)


-------- --------------------------------------------------------------------------------------------------- ---------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                        (a)  |_|
                                                                                                        (b)  |_|

-------- --------------------------------------------------------------------------------------------------- ---------
3        SEC USE ONLY

-------- --------------------------------------------------------------------------------------------------- ---------
4        Source of Funds (See Instructions)
         OO

-------- --------------------------------------------------------------------------------------------------- ---------
5        Check if Disclosure of Legal Proceedings is Required                                                |_|
         Pursuant to Items 2(d) or 2(e)

-------- --------------------------------------------------------------------------------------------------- ---------
6        Citizenship or Place of Organization
         United States of America

---------------------------------------------- -------- ---------------------------------------------------- ---------
                  Number of                    7        Sole Voting Power
                    Shares                              - 0 -
                 Beneficially
                Owned by Each                  -------- ---------------------------------------------------- ---------
                  Reporting                    8        Shared Voting Power
                 Person with                            33,841,966(1)

                                               -------- ---------------------------------------------------- ---------
                                               9        Sole Dispositive Power
                                                        - 0 -

                                               -------- ---------------------------------------------------- ---------
                                               10       Shared Dispositive Power
                                                        33,841,966(1)
-------- --------------------------------------------------------------------------------------------------- ---------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         33,841,966(1)

-------- --------------------------------------------------------------------------------------------------- ---------
12       Check Box if the Aggregate Amount in Row (11) Excludes                                              |_|
         Certain Shares (See Instructions)

-------- --------------------------------------------------------------------------------------------------- ---------
13       Percent of Class Represented by Amount in Row (11)
         47.8%

-------- --------------------------------------------------------------------------------------------------- ---------
14       Type of Reporting Person (See Instructions)
         IN

-------- --------------------------------------------------------------------------------------------------- ---------


(1) Represents shares issuable upon conversion of a promissory note (including accrued interest thereon) of the Issuer held by an affiliate of the Reporting Person. Conversion of the note is conditioned upon receipt of approval of the Issuer's stockholders. Number of shares assumes conversion occurs as of December 9, 2003. The Reporting Person disclaims beneficial ownership of all of such shares.

ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock, $0.00067 par value ("Common Stock"), of NuWay Medical, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 23461 South Pointe Drive, Suite 200, Laguna Hills, California 92653.

ITEM 2.     IDENTITY AND BACKGROUND.

         One of the Reporting Persons, Dennis Calvert ("Calvert"), filed an initial Schedule 13D dated April 9, 2003 (the "Original Schedule 13D") pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, and is filing this Amendment No. 1 for the purpose of reporting (i) the entering into of a conversion agreement between Calvert and New Millennium Capital Partners LLC ("New Millennium"), on the one hand, and the Company, on the other hand, relating to the conversion of a $1,120,000 promissory note of the Company held by New Millennium, into shares of Common Stock and (ii) the voluntary rescission by Calvert of a grant of 3,000,000 shares of Common Stock previously made by the Company to Calvert as compensation for services rendered. This Amendment No. 1 also adds each of New Millennium and Suzanne Calvert as a Reporting Person. The Original Schedule 13D, which is amended by this Amendment No. 1 as set forth herein, as so amended, is herein referred to as this "Schedule 13D." Except as amended by this Amendment No. 1, the Original Schedule 13D remains in full force and effect.

         Items (b)-(f) with respect to Calvert remain as reported on the Original Schedule 13D.

         Item 2 of the Original Schedule 13D is hereby amended by adding the following:

         "Items (a)-(c): New Millennium has its principal business office at 23461 South Pointe Drive, Suite 200, Laguna Hills, California 92653. New Millenium is a Nevada limited liability company principally engaged in the business of holding investments. New Millenium is owned 50% by Calvert and 50% by Calvert's spouse, Suzanne Calvert.

         Suzanne Calvert's business address is 23461 South Pointe Drive, Suite 200, Laguna Hills, California 92653. Her principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: none.

         The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of New Millennium is set forth in Annex A and Annex A is incorporated herein by reference.

         Items (d)-(e). Neither New Millennium nor Suzanne Calvert, nor, to the best knowledge of New Millennium, any person listed in Annex A has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is hereby amended by adding the following to the end of subparagraph (b) thereof:

                  "As described in more detail under Item 4 of this Schedule 13D, New Millennium and the Company have agreed to convert the $1,120,000 note (including accrued interest thereon) into Common Stock at a per share price equal to $0.036."

ITEM 4.     PURPOSE OF THE TRANSACTION.

         Subparagraph (b) of Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

                  "NEW MILLENNIUM CAPITAL PARTNERS LLC ACQUISITION OF 4,182,107 SHARES OF COMMON STOCK OF THE COMPANY:

                           In conjunction with the acquisition of a technology
                  license from Med Wireless, Inc. on August 21, 2002, the Company assumed a $1,120,000 note (the "Note") with interest at 10% per annum payable by Med Wireless to Summitt Ventures, Inc. The Note is secured by the Company's assets and was originally due on June 15, 2003. On March 26, 2003, Summitt Ventures sold the Note, together with 4,182,107 shares of Common Stock, to New Millennium Capital Partners LLC ("New Millennium"), a limited liability company controlled and owned in part by Calvert, in exchange for a $900,000 promissory note (the "New Millennium Note") issued by New Millennium in favor of Summitt Ventures. The New Millennium Note is secured by all of the stock of the Company owned by New Millennium and Calvert."

         Subparagraph (c) of Item 4 of the Original Schedule 13D is hereby amended by adding the following to the end of such subparagraph:

                           "On March 18, 2003, Calvert returned the 3,000,000
                  shares to the Company pending a stockholder vote to approve or disapprove the issuance. Calvert and the Company have since agreed not to seek stockholder approval for the issuance and to rescind the issuance in its entirety. Calvert and the compensation committee of the Company's Board of Directors plan to negotiate an alternative bonus arrangement with Calvert (which could be in the form of cash, shares of stock, or a combination thereof). The amount and timing of such bonus has not yet been determined."

         Item 4 of the Original Schedule 13D is hereby further amended by adding the following to the end of such Item:

                  "(d) CONVERSION OF THE NOTE.

                           On March 26, 2003, the Company's Board of Directors
                  voted to enter into an amendment to the Note (the "Original Note Amendment") to provide for conversion of the Note into restricted Common Stock (at a conversion price discounted 37.5% to the then market price of $0.08). New Millennium agreed to the Note Amendment. Subsequent to the vote by the Board to convert the Note, the Company received notification from Nasdaq's Listing Qualifications Department that converting the Note without stockholder approval violated certain Nasdaq Marketplace Rules. In response to this notification, the Board, with the concurrence of New Millennium, voted to amend its resolution and withhold issuance of the shares to New Millennium pending stockholder approval for the conversion. To allow time for a stockholder vote with respect to the conversion, New Millennium agreed to extend the terms of the Note, from June 15, 2003 to October 1, 2003.

                           At the Company's June 6, 2003 Board meeting, and
                  prior to a stockholder vote on the conversion, Calvert, on behalf of New Millennium, and the Company, through the unanimous action of the Board (with Calvert abstaining), agreed that, in light of the then-market conditions (namely the significant increase in the trading price of the Common

                  Stock since March 26, 2003, the date on which the conversion of the Note to equity was originally approved by the Board, from $0.08 to $0.28 as of June 6, 2003), it would be inequitable for New Millennium to convert the Note (together with accrued interest thereon) at the originally agreed to $0.05 per share price. In this regard, Calvert, on behalf of New Millennium, and the Company orally agreed to rescind the agreement to convert the Note. In addition, New Millennium orally agreed with the Company to extend the maturity date of the Note to a first payment due October 1, 2003 in the amount of $100,000 and the balance of the principal due on April 1, 2004, with interest due according to the original terms of the Note (to correspond to the payment terms of the New Millennium
                  Note), and furthermore to reduce the Company's obligation on the Note to the extent that New Millennium is able to reduce its obligation on the New Millennium Note.

                           Due to the Company's lack of liquidity, the Company
                  was unable to repay the first $100,000 installment of the Note when it became due on October 1, 2003. To address this issue, the Board of Directors appointed a committee (the "Committee") consisting of Board members Steve Harrison and Joseph Provenzano to negotiate revised terms and conditions of the Note with Calvert. Calvert informed the Committee that in order to accommodate the Company's working capital needs, Calvert would be willing to convert the Note into the Company's equity. Due to the Company's lack of liquidity, and because the terms of the conversion were negotiated on behalf of the Company by disinterested members of the Board of Directors and management, the Board of Directors determined not to seek a third-party fairness opinion on the terms of the proposed conversion. The Board did, however, instruct the Committee to ensure that the Company presented any proposed loan conversion transaction to the Company's stockholders with a requirement that a majority vote of the disinterested stockholders be required for approval.

                           Pursuant to a series of negotiations between Calvert
                  and the Committee, the Committee and Calvert agreed to once again provide for the conversion of the Note into equity. The parties agreed that the Note (together with accrued interest thereon) would be cancelled and converted into shares of Common Stock at a per share price equal to $0.036 (a 20% discount to the closing price of the Common Stock of $0.045 on October 16, 2003, the date an agreement between the Committee and Calvert was reached). In arriving at the conversion price, the Committee determined that a 20.0% discount to market price was appropriate based on a number of factors, including that
                  (i) with the quantity of the shares that would be issued, a block of shares that size could not be liquidated without affecting the market price of the shares, and (ii) the shares would be "restricted shares" and could therefore not be sold in the public markets prior to two years from the date of the conversion, and thereafter would be subject to the volume and manner of sale limitations of Rule 144 under the Securities Act of 1933.

                           If the conversion is approved by the Company's
                  stockholders, Calvert will be issued an additional approximately 33,841,966 shares, and will beneficially own approximately 55.5% of the Company's outstanding voting stock. Accordingly, Calvert will be able to control the outcome of all matters requiring stockholder approval and will be able to elect all of the Company's directors (subject to any cumulative voting rights stockholders may have), thereby controlling the management, policies and business operations of the Company.

                           Other than as set forth herein, none of the Reporting
                  Persons currently have any plans or proposals which relate to or would result in:

                  (a)      The   acquisition   by  any   person  of   additional
                           securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above."

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

                           "Items (a)-(c). Calvert beneficially owns 4,782,107
                  shares of Common Stock, of which he is the record owner. This represents 13.4% of the Company's outstanding voting stock. Upon conversion of the Note, Calvert will become the beneficial owner of an additional 33,841,966 shares of Common Stock, which together with the aforementioned 4,782,107 shares of Common Stock, represent 55.5% of the Company's outstanding voting stock. Calvert has sole disposition and voting power over the 4,782,107 shares and will share disposition and voting power over the 33,841,966 shares with New Millennium.

                           New Millennium will also be the beneficial owner of
                  the 33,841,966 shares issuable upon conversion of the Note, representing 47.8% of the outstanding voting stock. Suzanne Calvert, as the owner of a 50% interest in New Millennium, may also be deemed to be the beneficial owner of such shares, although she disclaims beneficial ownership thereof.

         The percentages of ownership reported above is based upon the 36,961,486 shares of Common Stock and 519,322 shares of Preferred Stock stated by the Company to be outstanding as of October 26, 2003.

         Except as described herein, none of the Reporting Persons, nor, to the best knowledge of each of the Reporting Persons, any person listed in Annex A beneficially owns, or has acquired or disposed of, any shares of the Company's voting stock during the past 60 days.
         Items (d)-(e).  Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 remains as reported on the Original Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibit is hereby added to the Schedule 13D:

         2. Conversion Agreement, dated as of October 16, 2003, by and between NuWay Medical, Inc., on the one hand, and Dennis Calvert and New Millennium Capital Partners LLC, on the other hand.

                                    Signature

         After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  November 4, 2003                      NEW MILLENNIUM CAPITAL PARTNERS LLC


                                             By:  /s/ Dennis Calvert
                                                  ------------------
                                             Name:      Dennis Calvert
                                             Title:     Manager




                                             /s/ Dennis Calvert
                                             ----------------------------
                                             Dennis Calvert, individually



                                             /s/ Suzanne Calvert
                                             ----------------------------
                                             Suzanne Calvert, individually


                                  EXHIBIT INDEX

                                                                                                        Sequential
Exhibit          Description                                                                             Page No.
--------------   ---------------------------------------------------------------------------------    ----------------
2                Conversion Agreement, dated as of October 16, 2003, by and between NuWay
                 Medical, Inc., on the one hand, and Dennis Calvert and New Millennium Capital
                 Partners LLC, on the other hand.

                                     ANNEX A

                      SOLE EXECUTIVE OFFICER AND MANAGER OF
                       NEW MILLENNIUM CAPITAL PARTNERS LLC

         The name and present principal occupation of the sole executive officer and manager of New Millennium Capital Partners LLC is set forth below. The individual listed below is a citizen of the United States.

                                                                                         Present Principal Occupation
Name                  Office                  Residence or Business Address              or Employment
--------------------  ----------------------- ------------------------------------------ --------------------------------
Dennis Calvert        Manager                 23461 South Pointe Drive, Suite 200        CEO of NuWay Medical, Inc.
                                              Laguna Hills, California 92653